Randall J. Erickson Senior Vice President, Chief Administrative Officer and General Counsel	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

May 24, 2007

VIA EDGAR

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 001-15403

Dear Messrs. Vaughn and Volley:

The purpose of this letter is to respond to the comments raised in your letter to Marshall & Ilsley Corporation (the “Corporation”) dated April 30, 2007.

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Consolidated Statements of Cash Flows, page 60

1.

Comment:  We note the “Other” line item in the operating section of your statement of cash flows has increased significantly the past three years and is approximately 64% of total operating cash flows on an absolute basis.  Please revise future filings to present sufficient detail in your operating section so the “Other” line item is not unduly large.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

Response:

The Corporation will revise future filings to present sufficient detail in the operating section of the Corporation’s Consolidated Statement of Cash flows so that the “Other” line item is not unduly large.

The Corporation proposes to include the following form of disclosure in future filings:

Consolidated Statements of Cash Flows

Years ended December 31 ($000’s)

	2006	2005	2004
Cash Flows From Operating Activities:
Net Income	$807,838	$706,190	$605,853
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	171,093	202,353	192,070
Provision for Loan and Lease Losses	50,551	44,795	37,963
Provision (Benefit) for Deferred Taxes	47,299	(15,545)	2,361
Stock–based Compensation Expense	39,775	37,243	36,280
Excess Tax Benefit from Stock-based Compensation Arrangements	(11,430)	(8,882)	(11,155)
Gains on Sales of Assets	(32,771)	(111,450)	(34,356)
Proceeds from Sales of Trading Securities and Loans Held for Sale	12,599,298	9,180,578	7,723,357
Purchases of Trading Securities and Loans Held for Sale	(12,282,292)	(9,136,336)	(7,513,518)
Life Insurance Revenue	(27,677)	(26,038)	(25,659)
Change in Accrued Interest and Other Assets	(195,753)	(118,787)	(91,730)
Change in Accrued Expenses and Other Liabilities	(317,299)	(113,192)	110,262
Other	(3,736)	(4,750)	(35,450)
Total Adjustments	37,058	(70,011)	390,425
Net Cash Provided by Operating Activities	$844,896	$636,179	$996,278

Note 1.  Summary of Significant Accounting Policies, page 64

2.

Comment:  Please revise future filings to clearly describe your policy for classifying loans as held for sale or held for portfolio at origination.  Separately, disclose your policy for reclassifying loans as held for sale subsequent to origination.

Response:

The Corporation will revise future filings to clearly describe the Corporation’s policy for classifying loans as held for sale or held for portfolio at origination and will disclose the Corporation’s policy for reclassifying loans as held for sale subsequent to origination.

The Corporation proposes to include the following disclosure in future filings:

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

Loans Held for Sale- Loans that the Corporation originates and intends to sell or securitize are reported as loans held for sale and are carried at the lower of cost or market (“LOCOM”) value.  Any excess of the cost of a loan held for sale over its market value is recognized as a valuation allowance, with changes in the valuation allowance recognized in the consolidated statements of income.  Purchase premiums, discounts and/or other loan basis adjustments on loans held for sale are deferred upon acquisition, included in the cost basis of the loan, and are not amortized.  The Corporation determines any LOCOM adjustment on loans held for sale on a pool basis by aggregating those loans based on similar risks and other characteristics, such as product types and interest rates.  The market value of loans held for sale is generally based on whole loan sale prices if formally committed or observable market prices of securities that have loan collateral or interests in loans that are similar to the loans held for sale.  If market prices are not readily available, the market value is based on a discounted cash flow model, which takes into account the degree of credit risk associated with the loans and the estimated effects of changes in market interest rates relative to the loans’ interest rates.

Reclassifications of loans held in portfolio to loans held for sale are generally infrequent in nature. In the event that loans held for sale are reclassified to loans held in portfolio, the loans are transferred at LOCOM on the date of transfer, forming the new cost basis of such loans. Any LOCOM adjustment recognized upon transfer is recognized as a basis adjustment to the portfolio loan.  For reclassifications of loans held in portfolio to loans held for sale, the loan is transferred from loans held in portfolio to loans held for sale at LOCOM.  If the change in market value on these loans is due to credit concern on such loans, the loans are reclassified net of the portion of the allowance for loan losses that is attributable to the transferred loans, with a corresponding reduction in the allowance for loan losses. The cash proceeds from the sale of loans that were reclassified from loans held in portfolio to loans held for sale are classified as investing activities in the Consolidated Statement of Cash Flows.

Note 10.  Variable Interest Entities and Financial Asset Sales, page 81

3.

Comment:  Please address the following information regarding your program to sell debt securities classified as available for sale to an unconsolidated qualifying special purpose entity.

a.

Revise future filings to disclose the amount of debt securities sold during each of the last three years.

Response:

The Corporation will revise future filings to disclose the amount of debt securities sold during each of the last three years. See Proposed Disclosure on Page 7 of this letter.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

b.

Tell us the nature of the securities sold during these periods, and provide us with a table of securities sold by obligor.

Response:

Securities sold by type for the years ended December 31 were as follows ($000’s):

	2006	2005	2004
FHLMC	$19,998	$52,643	$100,985
FNMA	140,278	9,533	26,583
AAA Bank Trust Preferred Securities	---	---	23,575
Total Securities Transferred	$160,275	$62,176	$151,143

The Agency Collateralized Mortgage Obligations (“FHLMC” and “FNMA”) have floating interest rates that are indexed to the one month London Interbank Offered Rate (“LIBOR”) and contain interest rate caps that range from 7.00% to 8.50%.  The Bank Trust Preferred securities are rated AAA by both S&P and Moody’s.  The Trust Preferred securities contain a 5 year call and a 10 year clean-up call and pay interest based on interest rates that are indexed to three month LIBOR.  The Trust Preferred securities do not have interest rate caps.  At the time of sale, the securities had an average life that ranged from 2 to 5 years.

c.

Revise future filings to disclose the realized gain or loss recorded on these sales during the last three years.

Response:

The Corporation will revise future filings to disclose the realized gain or loss, if any, recorded on these sales during the last three years.  Eligible securities are purchased and sold to the unconsolidated bankruptcy remote qualifying special purpose entity (“QSPE”) contemporaneously and therefore, for the years ended December 31, 2006, 2005 and 2004 no gain or loss was realized.  See Proposed Disclosure on Page 7 of this letter.

d.

Tell us the approximate remaining maturity of the debt securities sold during the last three years.

Response:

At the time of transfer, the floating rate securities had an average life that ranged from 2 to 5 years. The estimated weighted average life of the securities in the QSPE was 4.1 years, 4.2 years and 2.7 years at December 31, 2006, 2005 and 2004, respectively.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

e.

Tell us in detail and briefly disclose in future filings how you determine which debt securities to sell.

Response:

Securities must meet predetermined eligibility requirements in order to be sold to the QSPE.  Eligible securities include securities that are directly and fully guaranteed or insured as to full and timely payment by the United States government or any agency or instrumentality thereof and backed by the full faith and credit of the United States government.  Other eligible securities must be rated by S&P and Moody’s and cannot be rated below AA- by S&P or Aa3 by Moody’s.  In addition, the transferee may hold not more than ten securities that have a rating of Aa3 by Moody’s, not more than 40 securities that have a rating of Aa2 by Moody’s and not more than 80 securities that have a rating of Aa1 by Moody’s. Eligible securities cannot be subject to legal restrictions on its transferability. The purchase price of eligible securities generally cannot be greater than par plus accrued interest thereon and the interest and principal must be payable only in U.S. dollars.

Interest-only, principal-only, structured securities for which repayment of principal is determined by a formula that does not assure that its entire principal will be due and payable and securities for which interest due is not paid in cash but is instead added to principal are not eligible to be sold.

These factors determine the types of eligible securities that are purchased and then sold to the QSPE contemporaneously at no gain or loss.

The Corporation will briefly disclose in future filings how it determines which debt securities to sell.  See Proposed Disclosure on Page 7 of this letter.

f.

Tell us the business purpose for selling the securities to a trust rather than to an independent third party.

Response:

The trust is an asset-backed commercial paper conduit. The Corporation sells the securities to the trust in order to obtain a capital efficient source of annual fee income from a low-spread asset class that has very little, if any, credit risk. In order to maintain its presence in the commercial paper marketplace, the trust must continue to issue commercial paper as the outstanding debt securities mature. The proceeds from the new issuances of commercial paper are used to acquire the underlying securities that serve as the collateral.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

The Corporation’s income consists of administrative fees, and the residual interest, if any, in the cash flows that are attributable to the interest payments received on the debt securities. The residual interest arises from the excess, if any, of the interest cash flows from the debt securities after the interest on commercial paper and all of the servicing and administrative costs of operating the trust have been paid. Total pre-tax income amounted to $0.7 million in 2006, $0.9 million in 2005 and $0.9 million in 2004. The Corporation does not believe that this source of income was material to its operations in the years ended December 31, 2006, 2005 and 2004, respectively.

g.

Tell us how you considered this sales activity in making your determination that you have the ability and intent to hold temporarily impaired investment securities until a recovery of fair value, which may be maturity.

Response:

As previously discussed, eligible securities are purchased and sold to the QSPE contemporaneously at no gain or loss.  Because of the timing of the purchase and sale, and the eligibility criteria previously discussed, those eligible securities are not temporarily impaired at the time of sale. The interest rate and maturity structures of the eligible securities that are purchased and sold to the QSPE contemporaneously are generally different than the interest rate and maturity structures of the debt securities that the Corporation holds in its investment securities portfolios.

h.

You state on page 83 that the swaps are designated as trading on your consolidated balance sheet.  Please revise future filings to discuss the extent to which you mitigate the risk of these swaps by entering into offsetting swap contracts with independent third parties.

Response:

The interest rate risk associated with the interest rate swaps is generally the basis risk resulting from differences between commercial paper interest rates and LIBOR. Historically, that interest rate risk has not been material to the Corporation and the Corporation has chosen not to mitigate the risk of these swaps by entering into offsetting swap contracts with independent third parties.  At December 31, 2006 the interest rate swap had a negative fair value of $1.2 million.

The Corporation will revise future filings to discuss the risk associated with these swaps and the extent, if any, to which it mitigates the risk of these swaps by entering into offsetting swap contracts with independent third parties. See Proposed Disclosure on Page 7 of this letter.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

Proposed Disclosure

The Corporation proposes to make the following disclosure in future filings in place of the disclosures provided in paragraphs 11-13 of Note 10.  Variable Interest Entities and Financial Asset Sales:

From time to time, the Corporation also purchases and immediately sells, certain debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote qualifying special purpose entity (“QSPE”) whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days that is used to finance the purchase of the debt securities.  In order to be sold, the debt securities must meet predetermined eligibility requirements that are primarily based on their credit rating.  Debt securities sold amounted to $160.3 million in 2006, $62.2 million in 2005 and $151.1 million in 2004.  No gain or loss was realized from the sale of debt securities for the years ended December 31, 2006, 2005 and 2004, respectively.  Highly rated investment securities in the amount of $358.9 million and $270.0 million were outstanding in the QSPE to support the outstanding commercial paper at December 31, 2006 and 2005, respectively.

The Corporation provides liquidity back-up in the form of liquidity purchase agreements.  In addition, a subsidiary of the Corporation has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interests and the debt securities. The beneficial interests in the form of commercial paper have been issued to parties other than the Corporation and its subsidiary or any other affiliates.  The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement. Generally, the interest rate risk associated with the interest rate swaps is the basis risk resulting from differences between commercial paper interest rates and LIBOR. Historically, that interest rate risk has not been material to the Corporation and the Corporation has chosen not to mitigate the risk of these swaps by entering into offsetting swap contracts with independent third parties. At December 31, 2006, the aggregate fair value of the interest rate swaps was a negative $1.2 million.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

May 24, 2007

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative Officer

and General Counsel